                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                RMS TITANIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0007496121
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 George Tulloch
                          President, RMS Titanic, Inc.
                                17 Battery Place
                            New York, New York 10004
                                 (212) 558-6300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 22, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on filed reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 2 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TITANIC VENTURES LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CONNECTICUT
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           4,582,167
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    4,582,167
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,582,167
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  27.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 3 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEORGE TULLOCH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           5,865,588
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    82,309
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    4,582,167
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,865,558
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 4 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ALLAN H. CARLIN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           500,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    500,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement and 197,500 shares registered in the name of the Reporting Person's spouse.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 5 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARNIE GELLER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           1,650,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    1,650,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,650,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement and excludes 300,000 shares over which the Reporting Person has been granted voting rights pursuant to a revocable proxy.

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 6 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. MICHAEL HARRIS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           165,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    165,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  165,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 7 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KURT HOTHORN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    0
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    21,544
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,544
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 8 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CHERYL HOTHORN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
 PERSON                    -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    0
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    21,544
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,544
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                          PAGE 9 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WESTGATE ENTERTAINMENT CORP.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           603,759
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    603,759
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  603,759
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                         PAGE 10 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DIANE CARLIN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           197,500
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    197,500
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  197,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

         Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement and 500,000 shares which are the subject of a currently exercisable option granted to the Reporting Person's spouse.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                         PAGE 11 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ANNE A. HILL
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           250,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    250,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  250,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                         PAGE 12 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SHIRLEY HILL
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           25,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    25,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                         PAGE 13 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JAMES A. HILL
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           25,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    25,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  25,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 0007496121                                         PAGE 14 OF 22 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D. MICHAEL HARRIS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
  NUMBER OF
   SHARES                           165,000
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8        SHARED VOTING POWER
   EACH
 REPORTING                          9,468,391
  PERSON                   -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    165,000
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  165,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /x/

                  Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D filing relates to the common stock of RMS Titanic, Inc. (the "Issuer"). The principal executive office of the Issuer are located at 17 Battery Place, New York, New York 10004.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed on behalf of the following persons who are collectively referred to as the "Reporting Persons."

                  The parties comprising the Reporting Persons are filing this Statement jointly as they may be deemed to be a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, solely as a result of the Voting Agreement described in Item 4 below. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 7.1.

                  Titanic Ventures Limited Partnership ("TVLP") is a limited partnership organized under the laws of the State of Connecticut, and is the predecessor to the Issuer. TVLP does not have any active business operations. The principal office of TVLP is located at 204 Old Post Road, Southport, Connecticut 06490.

                  George Tulloch is the President and a director of the Issuer, and is the only executive officer and only shareholder of Oceanic Research and Exploration Limited ("ORE"), the general partner of TVLP. The principal business and office of Mr. Tulloch and of ORE is located at 17 Battery Place, New York, New York 10004, Mr. Tulloch is a citizen of the United States.

                  Allan H. Carlin is an attorney admitted to practice in the State of New York and serves as general counsel for the Issuer. The principal business and office of Mr. Carlin is located at 17 Battery Place, New York, New York 10004. Mr. Carlin is a citizen of the United States, and is the spouse of Diane Carlin, who is also a Reporting Person.

                  Arnie Geller is a self-employed corporate consultant. From May 1993 to May 1995, Mr. Geller served as President and a director of the Issuer. The principal business and office of Mr. Geller is located at 2660 Peachtree Road, Atlanta, 30305. Mr. Geller is a citizen of the United States.

                  G. Michael Harris is a promoter and agent of entertainment programs and events. The principal business and office of Mr. Harris is located at 2840 West bay Drive, Suite 231, BelleAir Bluffs, Florida 33770. Mr. Harris is a citizen of the United States, and is the son of D. Michael Harris, who is also a Reporting Person.

                  Kurt Hothorn trades securities for his own account and is a limited partner of TVLP. The principal business and office of Mr. Hothorn is located at 160 Mead Avenue, Greenwich, Connecticut 06830. Mr. Hothorn is a citizen of the United States, and is the spouse of Cheryl Hothorn, who is also a Reporting Person.

                  Cheryl Hothorn is a travel agent for Carlson Wagonlit Travel and is a limited partner of TVLP. The principal business and office of Ms. Hothorn is located at 60 Greenwich Avenue, Greenwich, Connecticut 06830. Ms. Hothorn is a citizen of the United States, and is the spouse of Kurt Hothorn, who is also a Reporting Person.

                  Westgate Entertainment Corp. ("Westgate") is a corporation organized under the laws of the State of California which is engaged in the production of programs for television. John A. Joslyn, whose principal business is the production of programs for television, is the sole officer and sole shareholder of Westgate. The principal business and office of Westgate and Mr. Joslyn is located at 4405 Riverside Drive, Suite 104, Burbank, California 91505.

                  Anne A. Hill is a self-employed business consultant. The principal business and office of Ms. Hill is located at 2221 Peachtree Road, Suite D167, Atlanta, Georgia 30309. Ms. Hill is a citizen of the United States, and is the sister-in-law of Shirley A. Hill and James A. Hill, who are also Reporting Persons.

                  Diane Carlin is a teacher at William Woodward, Jr. Nursery School. The principal business and office of Ms. Carlin is 436 East 69th Street, New York, New York 10022. Ms. Carlin is a citizen of the United States, and is the spouse of Allan H. Carlin, who is also a Reporting Person.

                  Shirley A. Hill is the sole owner and President of Julie's Shoppe, Inc., a women's apparel business. The principal business and office of Ms. Hill is located at 310 East Main Street, Swainsboro, Georgia 30401. Ms. Hill is a citizen of the United States, and is the mother-in-law of Anne A. Hill and the mother of James A. Hill, who are also Reporting Persons.

                  James A. Hill is an independent minister. The principal business and office of Mr. Hill is located at 2625 Piedmont Road, No. 56300, Atlanta, GA 30324. Mr. Hill is a citizen of the United States, and is the brother-in-law of Anne A. Hill and the son of Shirley A. Hill, who are also Reporting Persons.

                  D. Michael Harris is a promoter of events. The principal business and office of Mr. Harris is located at 2411 Carolina Avenue, Tampa, Florida 33629. Mr. Harris is a citizen of the United States, and is the father of G. Michael Harris, who is also a Reporting Person.

                  Pursuant to written consents executed by a majority of shareholders of the Issuer in lieu of an annual meeting, Messrs. Tulloch, Carlin, Geller, G. Michael Harris and Hothorn have been elected directors of the Issuer, which election will become effective twenty (20) days after distribution of an Information Statement in accordance with the provisions of the Securities Act of 1934, as amended.

                  During the last five years, none of the foregoing Reporting Persons or the executive officers, directors or controlling shareholders of ORE and Westgate, respectively, (i) has been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons are filing this statement of Schedule 13D as a result of their entrance into the Voting Agreement attached hereto as
Exhibit 7.2 and not as a result of any acquisition of Common Stock by the Reporting Persons.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Pursuant to a Voting Agreement dated August 22, 1997 among the Reporting Persons (the "Voting Agreement"), each of the Reporting Persons has agreed, until August 31, 1999, to vote all their shares of Common Stock of the Issuer in favor of the election of George Tulloch, Allan H. Carlin, Arnie Geller, G. Michael Harris and Kurt Hothorn as directors of the Issuer. The Voting Agreement places certain restrictions on the Reporting Persons' right to transfer shares of Common Stock subject to the Voting Agreement, and requires that such shares be offered for sale to Messrs. Tulloch, Carlin, Geller, G. Michael Harris and Hothorn prior to the sale thereof in the open market. The purpose of the Voting Agreement is to assure the service of a qualified and competent Board of Directors of the Issuer.

                  The description of the Voting Agreement is not necessarily complete, and reference is made to the copy of the Voting Agreement, which is attached as Exhibit 7.2 hereto.

                  At the present time none of the persons identified in response to Item 2 of this Statement has any plans or proposals which relate to or would result in any of the following, except as discussed above in Item 2 and in this
Item 4:

                  (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (2) Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (3) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (4) Any material change in the present capitalization or dividend policy of the Issuer;

                  (5) Any other material change in the Issuer's business or corporate structure;

                  (6) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other corporate actions which may impede the acquisition of control of the Company by any person;

                  (7) Causing the Issuer's Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (8) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (9) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The following table sets forth the beneficial ownership of shares of the Issuer's Common Stock by (a) each Reporting Person and (b) each person for whom information has been required to be provided pursuant to General Instruction C of Schedule 13D who beneficially owns Common Stock. The table below includes shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. As of August 31, 1997, there were 16,192,119 shares of the Issuer's Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 9,468,391 shares (including shares obtainable upon exercise of options or warrants that are exercisable within 60 days). These shares represent approximately 56% of the Common Stock of the Issuer (including for purposes of this calculation options or warrants held by the Reporting Persons and exercisable within 60 days). Except for shared rights to vote pursuant to the Voting Agreement and as otherwise noted, each person has sole voting and dispositive control over the shares identified below. Each Reporting Person disclaims beneficially ownership of those shares for which the only basis for asserting beneficial ownership is the Voting Agreement.

                                                                Aggregate Number of
                Name                                                  Shares
-------------------------------------                  --------------------------------

Titanic Ventures Limited Partnership                            4,582,167 (1)

George Tulloch                                                  1,283,421 (2)

Allan H. Carlin                                                   500,000 (3)

Arnie Geller                                                    1,650,000 (4)

G. Michael Harris                                                 165,000

Kurt Hothorn and Cheryl Hothorn                                    21,544 (5)

Westgate Entertainment Corp.                                      603,759

Diane Carlin                                                      197,500 (6)

Anne A. Hill                                                      250,000 (7)

Shirley A. Hill                                                    25,000 (7)

James A. Hill                                                      25,000 (7)

D. Michael Harris                                                 165,000

         (1) George Tulloch is the President and sole shareholder of Oceanic Research and Exploration Limited ("ORE"), a Delaware corporation which serves as the General Partner of Titanic Ventures Limited Partnership ("TVLP"). The General Partner of TVLP has the right to vote the shares of the Issuer without the consent of the Limited Partners of TVLP, and may dispose of the shares of the Issuer, subject to a right of purchase by the limited partners of TVLP. By letter agreement dated June 12, 1996 Mr. Tulloch had previously agreed, subject to the fulfillment of certain conditions, to distribute eighty (80%) percent of each limited partner's interest in the shares of the Issuer owned by TVLP, subject to the execution of proxies by the limited partners granting to the General Partner voting power over such shares until May 31, 1997, with such proxies to terminate upon the public market sale of such shares. Mr. Tulloch and the General Partner believe that such letter agreement is not enforceable on the basis of a number of grounds, including but not limited to fraudulent inducement, repudiation and the absence of consideration, and accordingly will not distribute shares of the Issuer owned by TVLP to the limited partners of TVLP in accordance with the terms thereof. Mr. Gasparrini claims that such June 12, 1996 letter agreement is valid and enforceable, and has also claimed that a certain document dated April 21, 1995, pursuant to which Mr. Tulloch allegedly agreed to distribute each limited partner's interest in the shares of the Issuer owned by TVLP and immediately granted each limited partner the right to vote the shares of the Issuer's Common Stock owned by TVLP in proportion to their partnership interests, is enforceable. Mr. Gasparrini has threatened to commence legal proceedings against Mr. Tulloch and ORE in order to enforce his rights under the June 12, 1996 letter agreement and the purported April 21, 1995 agreement. Mr. Tulloch denies that he or ORE entered into any such April 21, 1995 agreement or that such alleged agreement was or is valid, and intends to vigorously defend any actions that may be instituted by Mr. Gasparrini with respect to the June 12, 1996 letter agreement or the purported April 21, 1995 agreement.

         (2) Includes 1,202,122 shares of Common Stock distributed to TVLP limited partners, as to which Mr. Tulloch retains voting control pursuant to written proxies until June 17, 1999, but as to which he exercises no dispositive powers. Such written proxies are subject to termination upon the public market sale of such shares. Does not include shares of the Issuer owned by TVLP over which Mr. Tulloch, in his capacity as President of the sole general partner of TVLP, exercises voting power and dispositive power. See footnote (1) above.

         (3) Represents options which are presently exercisable. Does not include 197,500 shares of Common Stock registered in the name of Mr. Carlin's spouse, who is also a Reporting Person, as to which Mr. Carlin disclaims beneficial ownership.

         (4) Does not include revokable proxies granted to Mr. Geller by Anne A. Hill, Shirley Hill and James A. Hill, all of whom are Reporting Persons, to vote their shares.

         (5) Voting power with respect to such shares has been granted to George Tulloch until June 17, 1999 pursuant to written proxy, which proxy is subject to termination upon the public market sale of such shares. See footnote (2) above. Except as set forth above, Mr. and Mrs. Hothorn jointly share voting power and dispositive power over such shares.

         (6) Does not include 500,000 options granted to Ms. Carlin's spouse, who is also a Reporting Person, as to which Ms. Carlin disclaims beneficial ownership. See footnote (3) above.

         (7) Voting power with respect to such shares has been granted to Arnie Geller pursuant to revokable proxies. See footnote (4) above.

             On July 3, 1997, ORE distributed to certain limited partners of TVLP an aggregate of 1,202,112 shares of the Issuer, representing their respective interests in shares of the Issuer that had been registered in the name of TVLP (less a total of 87,388 shares which have been retained from their interests for the payment of their pro-rata share of TVLP's expenses), which shares are subject to a written proxy granting George Tulloch the right to vote such shares until June 17, 1999, with such proxies to terminate upon the public market sale of such shares. See footnote (2) to above table. The Reporting Persons have not effected any other transaction in the Issuer's Common Stock within the last sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer, other than as set forth in the Voting Agreement and the Addendums annexed thereto, Item 5 above, and a transaction pursuant to which G. Michael Harris, one of the Reporting Persons, agreed to loan to TVLP the sum of up to $200,000 pursuant to an agreement dated July 30, 1997, with any loans made pursuant thereto to have a term of 18 months and to bear interest at the rate of 8% per annum. All loans pursuant to such agreement are secured by a lien and security interest in 400,762 shares of the Issuer's
Common Stock. Pursuant to such agreement, it was agreed that the general partner of TVLP would not be changed and ORE would not be removed as general partner of TVLP without the lender's written consent. As of the date of this filing, the sum of $65,000 has been loaned to TVLP pursuant to such agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Incorporated by reference or filed as exhibits hereto are the following:

7.1 Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities Exchange Commission.

7.2               Voting Agreement among Reporting Persons dated August 22,
                  1997.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:            September 2, 1997

                                        TITANIC VENTURES LIMITED PARTNERSHIP
                                        By:Oceanic Research and Exploration Ltd.



                                        By: /s/ George Tulloch
                                           ------------------------------------
                                                 George Tulloch, President


                                             /s/ George Tulloch
                                        ---------------------------------------
                                                 George Tulloch


                                             /s/ Allan H. Carlin
                                        ---------------------------------------
                                                 Allan H. Carlin


                                             /s/ Arnie Geller
                                        ---------------------------------------
                                                 Arnie Geller


                                             /s/ G. Michael Harris
                                        ---------------------------------------
                                                 G. Michael Harris


                                             /s/ Kurt Hothorn
                                        ---------------------------------------
                                                 Kurt Hothorn


                                             /s/ Cheryl Hothorn
                                        ---------------------------------------
                                                 Cheryl Hothorn

                                        Westgate Entertainment Corp.



                                        By:  /s/ John A. Joslyn
                                           ------------------------------------
                                                 John A. Joslyn, President



                                             /s/ Diane Carlin
                                        ---------------------------------------
                                                 Diane Carlin


                                             /s/ Anne A. Hill
                                        ---------------------------------------
                                                 Anne A. Hill

                                                 /s/ Shirley A. Hill
                                               ------------------------------
                                                     Shirley A. Hill

                                                 /s/ James A. Hill
                                               ------------------------------
                                                     James A. Hill

                                                 /s/ D. Michael Harris
                                               ------------------------------
                                                     D. Michael Harris

                                  EXHIBIT INDEX


7.1 Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities Exchange Commission.

7.2               Voting Agreement among Reporting Persons dated August 22,
                  1997.